Exhibit 1

FOR IMMEDIATE RELEASE	29 NOVEMBER 2016

WPP PLC (“WPP”)

WPP acquires Promotion Execution Partners in the US

WPP announces that it has acquired, subject to regulatory approval, Promotion Execution Partners, LLC (“PEP”), a project management and procurement company that oversees shopper marketing promotions for clients, in the US.

Since its founding in 2004, PEP has managed over US$3.5 billion in marketing spend across 35,000 campaigns for over 500 brands worldwide. Clients include Heinz, Johnson & Johnson, Kraft Foods Group and Procter & Gamble. The company employs approximately 200 people and is based in Cincinnati with offices in Mexico, Puerto Rico and Panama. PEP manages budgets, timelines and vendor coordination for programs like direct mail campaigns, sweepstakes and promotion events on behalf of clients. PEP ensures these projects are delivered on time, within budget and to meet the specifications of the client, freeing the client to focus on the big picture of running the business.

The acquisition continues WPP’s strategy of investing in high-priority segments, such as shopper marketing and e-commerce, and important markets, such as the US. According to the Association of National Advertisers, spending on shopper marketing is projected to grow to US$18.64 billion from 2016 to 2020, a 5.8% CAGR.

Recently WPP’s Xaxis, the world’s largest global programmatic media and technology platform, acquired Triad Retail Media. That acquisition establishes Xaxis as a significant player in retail media and e-commerce. Other Group assets in the sector include Barrows, Grey Shopper, Labstore, Geometry Global, Smollan Group, Kantar Retail, The Futures Company, Mindshare’s Shop+, Tenth Avenue’s Shopper2Buyer, The Brand Union, FITCH, Landor and digital agencies such as OgilvyOne, Mirum Shopper, POSSIBLE, Wunderman and Rockfish. WPP also has investments in Salmon (e-commerce), Globant, mySupermarket and Haworth Marketing + Media. In China, WPP owns Always, that country’s largest field-marketing services company. WPP also manages The Store, a knowledge community dedicated to growing retail expertise across the Group to the benefit of clients and agencies in the increasingly dynamic retail landscape.

In North America, WPP companies (including affiliates and associates) collectively generate revenues of over US$7 billion and employ over 28,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239